SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 CompuTrac, Inc.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   205620-10-7
                                   -----------
                                 (CUSIP Number)

          Terrence C. McCarthy, Vice President, Secretary and Treasurer
                             ASA International Ltd.
                                 10 Speen Street
                         Framingham, Massachusetts 01701
                                  508-626-2727
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2002
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person;  I.R.S. Identification No.:
         ASA International Ltd.

2.       Check the appropriate box if a member of a group:
         (a)      [  ]
         (b)      [  ]

3.       SEC use only:

4.       Source of Funds:  Not applicable

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.       Place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

         7.       Sole Voting Power:  -0-

         8.       Shared Voting Power:  2,009,172

         9.       Sole Dispositive Power:  -0-

         10.      Shared Dispositive Power:  -0-

11. Aggregate amount beneficially owned by each reporting person: 2,009,172 shares

12.      Check if the aggregate amount in Row 11 excludes certain shares:  [  ]

13.      Percent of class represented by amount in Row 11:  approximately 34.5%

14.      Type of Reporting Person:  CO

Item 1.           Security and Issuer.

                  This Schedule relates to the Common Stock, $.01 par value per share, of CompuTrac, Inc., a Texas corporation. The address of the principal executive offices of CompuTrac is 222 Municipal Drive, Richardson, Texas 75080-3583.

Item 2.           Identity and Background.

                  (a) This Schedule is being filed by ASA International Ltd., a Delaware corporation. The filing of this Schedule shall not be construed as an admission that ASA is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule.

                  (b), (c) ASA develops, markets, implements and supports vertical market business solutions. ASA has a principal office at 10 Speen Street, Framingham, Massachusetts 01701. A list of the directors and executive officers of ASA is attached hereto as Exhibit A.

                  (d), (e) During the last five years, neither ASA, nor to the knowledge of ASA, any of the persons listed on Exhibit A (1) has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) To the best knowledge of ASA, each of the person named in Exhibit A is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable. ASA anticipates that any cash funds used to exercise the option described herein would be provided by the working capital of ASA.

Item 4.           Purpose of Transaction.

                  On November 7, 2001, ASA executed an Agreement and Plan of Merger with CompuTrac, a form of which is included as Exhibit B. The merger agreement provides for a merger of CompuTrac into RainMaker Software, Inc., a wholly owned subsidiary of ASA, with RainMaker to be surviving corporation. The closing of the merger is subject to certain conditions and approvals, including the approval of the shareholders of ASA and CompuTrac.

                  As part of the consideration for ASA's entering into the Merger Agreement, ASA, RainMaker and certain shareholders of CompuTrac entered into a Stockholders Agreement, a form of which is included as Exhibit C. Pursuant to the Stockholders Agreement, such CompuTrac stockholders granted to ASA an irrevocable proxy, coupled with an interest, to vote such shareholders' shares of CompuTrac or grant a consent or approval in respect of such shares at any meeting of shareholders of CompuTrac or in any other circumstances upon which their vote, consent or other approval is sought in favor of the merger. Such CompuTrac Shareholders also granted to ASA an option to purchase their shares under certain circumstances in the event of the termination of the merger agreement or the occurrence of certain events relating to attempts by third parties to acquire CompuTrac. Subject to adjustments, the option is for 2,009,172 shares, or approximately 34.5%, of the issued and outstanding common stock of CompuTrac. The exercise price of the option may be paid, in the sole and absolute discretion of ASA, either: (a) in cash from working capital at a price of $0.26 per share; or (b) by issuing to each shareholder the number of fully paid and nonassessable shares of ASA common stock that otherwise would have been issued to each shareholder at the effective time of the merger pursuant to the Merger Agreement had the merger occurred without exercise of the option; or (c) a combination of cash and shares of ASA common stock. ASA may be deemed to be the beneficial owner of the common stock of CompuTrac subject to the Stockholders Agreement, but disclaims beneficial ownership of such shares, because the option is exercisable only in certain circumstances, none of which has occurred as of the date hereof.

                  The foregoing summaries of the Merger Agreement and the Stockholders Agreement are not intended to be complete statements of all the material terms of those agreements. The summaries are qualified in their entirety by the agreements themselves and the related agreements that are filed herewith.

                  Except to the extent set forth herein, ASA does not have any plans or proposals that relate to or would result in any of the actions required to be described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) Pursuant to the Stockholders Agreement, ASA has the right upon certain events to acquire 2,009,172 shares, approximately 34.5%, of the issued and outstanding common stock of CompuTrac. ASA may be deemed to be the beneficial owner of the common stock of CompuTrac subject to the Stockholders Agreement, but disclaims beneficial ownership of such shares, because the option is exercisable only in certain circumstances, none of which has occurred as of the date hereof.

                  (b) ASA has the right to vote the shares subject to the Stockholders Agreement in favor of the Merger.

                  (c) Neither ASA, nor to the knowledge of ASA, any of its directors or executive officers has effected any other transactions involving the securities of CompuTrac during the past sixty days.

                  (d) So long as ASA has not purchased the shares subject to the Stockholders Agreement, ASA does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of such shares.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Item 4 with respect to the Merger Agreement and Stockholders Agreement.

Item 7.           Material to Be Filed as Exhibits.

Exhibit A         Directors and Executive Officers of ASA.

Exhibit B         Stockholders Agreement,  dated as of January 3, 2002, among
                  ASA International Ltd., Rainmaker Software, Inc., and the other parties signatory thereto, incorporated by reference to
                  Exhibit 10-2 from the Form 8-K (SEC File No. 001-14597), filed by ASA on January 15, 2002 with the Securities and Exchange
                  Commission.

Exhibit C         Agreement and Plan of Merger, dated as of January 3, 2002, among CompuTrac, Inc., ASA International Ltd. and Rainmaker
                  Software, Inc., incorporated by reference to Exhibit 2 from the Form 8-K (SEC File No. 001-14597), filed by ASA on
                  January 15, 2002 with the Securities and Exchange Commission.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement is true, complete and correct.

                                 ASA INTERNATIONAL LTD.


Date: January 15, 2002           By:  /s/ Terrence C. McCarthy
                                      -------------------------
                                 Name: Terrence C. McCarthy
                                 Title:  Vice President, Secretary and Treasurer

                                    EXHIBIT A


           Directors and Executive Officers of ASA International Ltd.


Name, Title                                     Business Address

Alfred C. Angelone,                             ASA International Ltd.,
Chairman, CEO and President                     10 Speen Street, Framingham,
                                                Massachusetts 01701.

James P. O'Halloran,                            105 Spring Street,
Director                                        Arlington, Massachusetts 02174.

William A. Kulok,                               116 Echo Drive,
Director                                        Jupiter, Florida 33458.

Robert L. Voelk,                                eSped.com,
Director                                        8 Industrial Way,
                                                Salem, New Hampshire 03079.

Alan J. Klitzner,                               Klitzner Industries Inc.,
Director                                        44 Warren Street,
                                                Providence, Rhode Island 02901.

Terrence C. McCarthy,                           ASA International Ltd.,
Vice President, Secretary and Treasurer         10 Speen Street, Framingham,
                                                Massachusetts 01701.